UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 15, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The  Stock  Exchange  of  Hong  Kong  Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO NSI FRAMEWORK AGREEMENT

NSI FRAMEWORK AGREEMENT

The Company announces that on 15 May 2019, the Company and NSI entered into the NSI Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets and provision of technical authorisation or licensing. The NSI Framework Agreement has a term of three years commenced on 1 January 2019 and ending on 31 December 2021.

LISTING RULES IMPLICATIONS

As at the date of this announcement, China IC Fund holds approximately 15.78% interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, it is a connected person of the Company at the issuer level under the Listing Rules. As at the date of this announcement, the registered capital of NSI is held as to approximately 38.57% and 32.97% by the Group and China IC Fund, respectively. NSI is therefore an associate of China IC Fund as defined under rule 14A.13 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the Annual Caps are more than 0.1% and less than 5%, the transactions contemplated under the NSI Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and annual review requirements but exempt from the Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

NSI FRAMEWORK AGREEMENT

The Company announces that on 15 May 2019, the Company and NSI entered into the NSI Framework Agreement in relation to supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing. The NSI Framework Agreement has a term of three years commenced on 1 January 2019 and ending on 31 December 2021.

Summary of Principal Terms of the NSI Framework Agreement

Date:15 May 2019

Effective period:	Commenced on 1 January 2019 and ending on 31 December 2021. Two months before the expiry date of the NSI Framework Agreement, the parties will consider whether to renew the NSI Framework Agreement.

Parties:(i)the Company on behalf of itself and its subsidiaries; and

(ii) NSI.

Continuing Connected Transactions

The Continuing Connected Transactions set out in the NSI Framework Agreement will include the following:

1.	Type I CCT: purchase and sale of spare parts, raw materials, photomasks and finished products;

2.

Type II CCT: rendering of or receiving services, including, without limitation, (a) processing  and  testing service; (b) procurement service; (c) research, development and experiment support service; (d) comprehensive, logistics, production management and IT service; and (e) water, electricity, gas and heat provision service;

3.	Type III CCT: leasing of assets, such as plant and office premises;

4.	Type IV CCT: transfer of assets; and

5.	Type V CCT: provision of technical authorisation or licensing by the Company to NSI.

Pricing

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles (in ascending order):

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price (if any);

(3)

the comparable local market price which shall be determined after arm’s length negotiations between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender through equalization calculation;

(4)

where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost, which is the standard cost of last quarter for the production fab; and (b) a fair and reasonable profit rate; or

(5)

where none of the above general pricing principles are applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, to the extent possible, each of the Company and NSI will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

As to the price prescribed by the state or local price control department, state-prescribed fees apply to water and electricity, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the PRC government may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

Based on the above general principles and the actual circumstances when entering into the NSI Framework Agreement, the parties further agree to the following specific pricing policies for the Continuing Connected Transactions. If any particular Continuing Connected Transaction is not covered by the following policies, or any of the following policies is no longer applicable, the parties will use the above general principles to determine the price for the relevant transaction.

Types of Continuing Connected

TransactionsPricing policy

I.	Type I CCT

1.Mutual purchase and sale of spare parts	The market price of spare parts, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)
2.Mutual purchase and sale of raw materials	The market price of raw materials, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)
3.Purchase of photomasks by NSI from the Company	With reference to market price (see general pricing principle (3) above)
4.Sales of finished products by the Company to NSI	With reference to market price (see general pricing principle (3) above)

Types of Continuing Connected

TransactionsPricing policy

II.	Type II CCT

1.	Mutual rendering of processing and testing service due to the Company and NSI’s production capacity limits of certain types of products

With reference to market price (see general pricing principle (3) above)

2.	Rendering of procurement services by the Company to NSI

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of procurement department expenses according to working hours or workload plus a subsequent profit rate of 5%

3.	Provision of research, development and experiment support services by the Company to NSI

With reference to market price (see general pricing principle (3) above)

4.	Rendering of comprehensive administration, logistics, production management and IT services by the Company to NSI

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of labour cost and relevant resources consumption according to the proportion of working hours or workload plus a subsequent profit rate of 5%, or with reference to market price provided by independent third parties

5.	Provision of water, electricity, gas and heat by the Company to NSI

The price prescribed or approved by state or local price control department (if any) (see general pricing principle (1) above) or with reference to market price (see general pricing principle (3) above)

Types of Continuing Connected

TransactionsPricing policy

III.	Type III CCT

1.	Leasing of plant and office by the Company to NSI

With reference to market price (see general pricing principle (3) above)

IV.	Type IV CCT

1.	Mutual transfer of equipment With reference to market price (see general pricing principle (3) above)

V.	Type V CCT

1.	Provision of technical authorisation or licensing by the Company to NSI

With reference to market price (see general pricing principle (3) above)

Considering the general principles and the detailed pricing policies, the Directors (including  the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Continuing Connected Transactions will be conducted on normal commercial terms or better and not prejudicial to the interests of the Company and its minority Shareholders.

Payment

The consideration of the Continuing Connected Transactions will be paid in accordance with the relevant implementation agreements to be entered into for each transaction, the terms of which will be on normal commercial terms or better, and will be funded by the relevant parties’ internal resources. The Company will closely monitor the relevant transactions on an ongoing basis to ensure the Annual Caps for each type of the Continuing Connected Transactions are not exceeded.

Other Terms

The terms of the NSI Framework Agreement are subject to compliance with applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

THE ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amount

The historical transaction amounts between the Company and NSI for transactions of similar nature to the NSI Framework Agreement for the two years ended 31 December 2017 and 2018 are as follows:

Nature of transactions	Transactions For the Year Ended 31 December 2017 (US$ '000)	Transactions For the Year Ended 31 December 2018 (US$ '000)

Purchase and sale of goods	1,198	8,809
Rendering of or receiving services	540	598
Leasing of assets	27	22
Transfer of assets	-	-
Provision of technical authorisation or licensing	-	2,339.8

There was no transaction of similar nature to the NSI Framework Agreement between the Company and NSI prior to 1 January 2017.

Annual Caps

The Annual Caps for the Continuing Connected Transactions between the parties are set out below:

For the year ending 31 December

Nature of Continuing Connected Transactions	2019 (US$ '000)	2020 (US$ '000)	2021 (US$ '000)
Type I CCT	40,500	75,500	120,000
Type II CCT	1,200	1,200	1,200
Type III CCT	100	100	100
Type IV CCT	-	-	-
Type V CCT	3,000	3,000	3,000

In arriving at the Annual Caps, the Company has considered various assumptions and factors including the growth and expansion in its business operations since the establishment of NSI in October 2016. NSI is releasing new products from R&D developments and customer collaborations, starting from 2019. It is expected that NSI will continue to increase its manufacturing capacity and develop new clients and products.  The Company has also considered the historical transaction amounts between the Company and NSI, reasonable factors such as the expected occurrences of the Continuing Connected Transactions in light of current market conditions of the semiconductor industry and the technological capability of the Company.

REASONS FOR AND BENEFITS OF THE NSI FRAMEWORK AGREEMENT

The Company considers that the entry into the NSI Framework Agreement and the Continuing Connected Transactions with NSI will enable the Company to support customers in the integrated circuit design and product development for applications in smart home, industrial, and automotive electronics, new generations of radio communications, augmented reality, virtual reality, mixed reality, and other specialty systems. NSI will continue to bring the Company an effective and complete customer and product portfolio.

The Directors (including the independent non-executive Directors) are of the view that the terms of the NSI Framework Agreement including the Annual Caps are fair and reasonable, and the entering into of the NSI Framework Agreement and the Continuing Connected Transactions are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

No Director is considered to have a material interest in the NSI Framework Agreement which would have required the Director to abstain from voting at the board meeting authorizing the NSI Framework Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, China IC Fund holds approximately 15.78% interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, it is a connected person of the Company at the issuer level under the Listing Rules. As at the date of this announcement, the registered capital of NSI is held as to approximately 38.57% and 32.97% by the Group and China IC Fund, respectively. NSI is therefore an associate of China IC Fund as defined under rule 14A.13 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the Annual Caps are more than 0.1% and less than 5%, the transactions contemplated under the NSI Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and annual review requirements but exempt from the Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

INFORMATION ABOUT THE PARTIES

Information on the Company

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has a majority-owned 200mm fab. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

Information on NSI

NSI is a company offering specialty semiconductor manufacturing foundry and design support services in high voltage analog, radio frequency front-end and optoelectronic integration technologies to global customers. NSI has a 200mm middle-end specialty fab in Ningbo.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

‘‘Annual Caps’’

the proposed annual caps for each of the period ending 31 December, 2019, 2020 and 2021 in relation to each type of the Continuing Connected Transactions which are more fully set out in the sub-section headed ‘‘The Annual Caps and Basis of Determination — Annual Caps’’ in this announcement

‘‘associates’’has the meaning as ascribed to it under the Listing Rules

‘‘Board’’the board of Directors

‘‘China IC Fund’’	ChinaIntegrated Circuit Industry Investment Fund Co., Ltd.*(國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC

‘‘Company’’ or ‘‘SMIC’’	Semiconductor Manufacturing International Corporation ( 中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.

‘‘connected person(s)’’has the meaning as ascribed to it under the Listing Rules

‘‘Continuing Connectedthe Type I CCT, Type II CCT, Type III CCT, Type IV CCT and  Transactions’’Type V CCT contemplated under the NSI Framework Agreement

‘‘Director(s)’’the director(s) of the Company

‘‘Group’’the Company and its subsidiaries

‘‘Hong Kong’’

the Hong Kong Special Administrative Region of the PRC

‘‘Listing Rules’’the Rules Governing the Listing of Securities on The Stock

Exchange of Hong Kong Limited

‘‘NSI’’	Ningbo Semiconductor International Corporation* (中芯集成電路（寧波）有限公司 ), a company established under the laws of the PRC

‘‘NSI Framework Agreement’’the framework agreement entered into between the Company and NSI on 15 May 2019 in relation to the Continuing Connected Transactions

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

‘‘Shareholder(s)’’the holder(s) of the Share(s)

‘‘Shares’’ordinary shares of par value US$0.004 each in the capital of the

Company listed on the Stock Exchange

‘‘Stock Exchange’’The Stock Exchange of Hong Kong Limited

‘‘Type I CCT’’	the transactions contemplated under the NSI Framework Agreement in relation to purchase and sale of goods

‘‘Type II CCT’’	the transactions contemplated under the NSI Framework Agreement in relation to rendering of or receiving services

‘‘Type III CCT’’	the transactions contemplated under the NSI Framework Agreement in relation to leasing of assets

‘‘Type IV CCT’’	the transactions contemplated under the NSI Framework Agreement in relation to transfer of assets

‘‘Type V CCT’’	the transactions contemplated under the NSI Framework Agreement in relation to provision of technical authorisation or licensing

‘‘U.S.’’ or ‘‘United States’’the United States of America

‘‘US$’’United States dollar, the lawful currency of the United States

‘‘%’’per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 15 May 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

*For identification purposes only